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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) (Amendment No.            )

ISTA PHARMACEUTICALS, INC. (Name of Issuer)
COMMON STOCK (Title of Class of Securities)
45031X 10 5 (CUSIP Number)
Ivy Dodes Credit Suisse First Boston Eleven Madison Avenue New York, New York 10010 (212) 325-2000

with a copy to:
Warren T. Lazarow
Brobeck, Phleger & Harrison LLP
2000 University Avenue
East Palo Alto, California 94303
(650) 331-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2002 (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP NO. 4531X 105

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Credit Suisse First Boston, on behalf of the investment banking business of the Credit Suisse First Boston business unit.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	PLACE OF ORGANIZATION: Switzerland

NUMBER OF	7.	SOLE VOTING POWER See item 5
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER See item 5
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER See item 5
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER See item 5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See item 5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See item 5

14.	TYPE OF REPORTING PERSON
BK, HC

The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1. Security and Issuer.

        (a)  The class of equity securities to which this statement relates is common stock, par value $0.001 per share ("Common Stock"), issuable by ISTA Pharmaceuticals, Inc. (the "Issuer" or "ISTA") upon the conversion of senior secured convertible promissory notes and upon the exercise of warrants.

        (b)  The principal executive offices of the Issuer are located at 15279 Alton Parkway 100, Irvine, California 92618.

Item 2. Identity and Background.

        In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13D is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the investment banking business (the "Reporting Person") of the Credit Suisse First Boston business unit (the "CSFB business unit"). The CSFB business unit is also comprised of an asset management business ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

        The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. The address of CSFBI's principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland.

        CSFBI owns all of the voting stock of Credit Suisse First Boston (USA), Inc. ("CSFB-USA"), a Delaware Corporation and holding company. Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC"), a Delaware corporation and a registered broker-dealer, is a wholly-owned subsidiary of CSFB-USA.(1) The address of the principal business and office of each of CSFB-USA, CSFBC and DLJSC is Eleven Madison Avenue, New York, New York 10010.

        CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

        CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of the securities of the issuer to which this schedule relates (the "Shares") and such Shares are not reported in this statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

        Sprout Capital IX, L.P. ("Sprout IX") and Sprout Entrepreneurs' Fund, L.P., ("Sprout Entrepreneurs") are Delaware limited partnerships which make investments for long term appreciation.

(1)
DLJSC is a registered broker-dealer effecting trades in many companies, including ISTA.

        DLJ Capital Corporation ("DLJCC"), a Delaware corporation and a wholly owned subsidiary of CSFB-USA, acts a venture capital partnership management company. DLJCC is also the general partner of Sprout Entrepreneurs and the managing general partner of Sprout IX and, as such, is responsible for their day to day management. DLJCC makes all of the investment decisions on behalf of Sprout Entrepreneurs and Sprout IX.

        DLJ Associates IX, L.P. ("Associates IX"), a Delaware limited partnership, is a general partner of Sprout IX and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout IX. DLJ Capital Associates IX, Inc. ("DLJCA IX"), a Delaware corporation, is the managing general partner of Associates IX.

        Hereinafter, Sprout Entrepreneurs, Sprout IX, DLJCC, Associates IX, DLJCA IX, are collectively referred to as the "CSFB Entities".

        The name, business address, citizenship, title of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA, and those CSFB Entities that are corporations are set forth on Schedules A-1 through Schedules A-6 attached hereto, each of which is incorporated by reference herein.

        Except as otherwise provided herein, during the past (5) years none of the Reporting Person, CSFBI, CSFB-USA, the CSFB Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-6 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

        On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. ("NASDR") and the Securities and Exchange Commission ("SEC") resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings ("IPOs"). CSFB-USA is the sole stockholder of CSFBC.

        CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC's Complaint or the Letter of Acceptance, Waiver and Consent ("AWC") filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated "hot" IPO shares to certain customers who paid the Firm a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

        Under the terms of the coordinated settlement:

  •
  CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

  •
  CSFBC has adopted and is implementing revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations, and enhanced supervisory procedures, which may include the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

        In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR's review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system, and (e) require broker-dealers to maintain certain books and records.

        The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

        Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC's conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

        On November 26, 1996, the SEC brought a civil action in federal court in California against CS First Boston Corporation ("CS First Boston") and two former employees of its public finance department relating to CS First Boston's role as lead underwriter of a September 1994 Orange County pension obligation bond ("POB") financing, which the county completed 10 weeks prior to its bankruptcy. The SEC alleged that the Official Statement misrepresented and omitted material facts about the Orange County Investment Pool, including the Pool's investment strategy, the risks of that strategy and the Pool's investment losses, and it sought to hold CS First Boston responsible for the alleged omissions and misrepresentations. The complaint alleged violations of certain anti-fraud provisions, including Section 17(a) of the Securities Act, Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, Section 15B(c)(1) of the Exchange Act, and MSRB Rule G-17. CS First Boston filed its answer to the complaint on January 13, 1997, in which it denied all allegations of misconduct and asserted twelve affirmative defenses.

        On January 29, 1998, the lawsuit was dismissed with prejudice, upon the consent of the SEC, CS First Boston and the individual defendants, as part of an out-of-court settlement of this matter. Also pursuant to that settlement, CS First Boston and the individual defendants, without admitting or denying liability, consented to the entry of a SEC administrative order finding negligence-based violations of Sections 17(a)(2) and (a)(3) of the Securities Act and MSRB Rule G-17. CS First Boston and the two individuals agreed to pay monetary penalties of $800,000, $35,000 and $35,000 respectively. The SEC administrative order contained no allegation or finding of any fraudulent, intentional or reckless misconduct by CS First Boston or any of its current or former employees.

Item 3. Source and Amount of Funds or Other Consideration.

        Pursuant to the Note and Warrant Purchase Agreement ("Note and Warrant Agreement") among ISTA, the Reporting Person and various other investors dated as of September 19, 2002, the Reporting Person purchased an aggregate amount of $700,000 of ISTA Senior Secured Convertible Promissory Notes (the "Notes") and received warrants to purchase 460,526 shares of Common Stock at an exercise price of $0.38 (the "Bridge Warrants") for a total consideration of $700,000. The funds used by the Reporting Person to acquire the Notes and Bridge Warrants were obtained from capital contributions by their partners and from direct capital commitments by DLJSC as nominee and DLJCC.

        References to and descriptions of the Note and Warrant Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Note and Warrant Agreement, the Form of Senior Secured Convertible Promissory Note issued under the Note and Warrant Agreement and the Form of

Warrant issued under the Note and Warrant Purchase Agreement included as Exhibits A, B and C, respectively, to this Schedule 13D, which are incorporated in their entirety in this Item 3.

Item 4. Purpose of Transaction.

        The Reporting Person purchased the Notes and Bridge Warrants for investment purposes. and, through representation on the Issuer's board of directors at the closing of the PIPES Agreement (as defined below), to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and the Reporting Person's investment and either ensuring the repayment of the Notes or making it attractive to convert the Notes into Common Stock. The Reporting Person retains the right to change its investment intent.

        The Notes yield 8% interest, mature on December 31, 2002 and are convertible into Common Stock at an initial conversion price of $0.38 per share. If the Notes remain outstanding until the maturity date and ISTA stockholder approval for the conversion of the Notes is obtained by the maturity date, the Notes will be convertible into 1,842,103 shares of Common Stock.

        Under certain circumstances the Notes and Bridge Warrants will be convertible into fewer shares of Common Stock. Prior to the earlier of November 18, 2002 and ISTA shareholder approval for the issuance of the Notes and Bridge Warrants, the Notes and Bridge Warrants, together with the other senior secured convertible promissory notes and warrants issued under the Note Purchase Agreement, will not be convertible into more than 19.9% of the Common Stock outstanding. If ISTA does not obtain stockholder approval for the issuance of the Notes and Bridge Warrants by November 18, 2002, the Notes and Bridge Warrants, together with the other senior secured convertible promissory notes and warrants issued under the Note Purchase Agreement, will be convertible into the maximum number of shares of Common Stock obtained or obtainable without violating the rules and regulations adopted by the National Association of Securities Dealers, Inc. concerning Nasdaq listed companies.

        Pursuant to the PIPES Agreement (defined below), ISTA has agreed to cause a registration statement covering the shares issuable upon conversion of the Notes and upon the exercise of the Bridge Warrants to be filed with the SEC no later than the earlier of 15 days after the termination of the PIPES Agreement according to its terms and 120 days following the closing of the PIPES Agreement.

        The Reporting Person's plans or proposals that relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D are described below.

        In connection with the Note and Warrant Agreement, ISTA, the Reporting Person and various other investors entered into the Common Stock Purchase Agreement dated as of September 19, 2002 ("PIPES Agreement"). Pursuant to the PIPES Agreement, the Reporting Person has agreed to purchase 42,894,735 shares of Common Stock at a price of $0.38 per share for a total consideration of $16,300,000. Under the terms of the PIPES Agreement, the Reporting Person will also receive warrants to purchase an aggregate amount of 6,434,211 shares of Common Stock at an exercise price of $0.38 (the "PIPES Warrants"). The closing of the PIPES Agreement is conditioned upon, among other things, ISTA stockholder approval.

        ISTA has agreed to cause a registration statement covering the shares issued pursuant to the PIPES Agreement and issuable upon the exercise of the PIPES Warrants to be filed no later than 120 days following the closing of the PIPES Agreement.

        Pursuant to the PIPES Agreement, ISTA has also agreed to use its best efforts, at the closing of the PIPES Agreement, to cause two (2) persons designated by the Sprout Group (each a "Sprout Designee") to be appointed members of the board of directors of ISTA, one of whom to serve as a Class II director, and to cause a Sprout Designee to be appointed to the compensation committee and the nominating committee of the board of directors. The term in office of Class II directors runs through 2005. For so long as the funds managed or advised by Sprout Group hold at least 11,000,000 shares of Common Stock (as adjusted by stock split, reverse stock split, dividend, reorganization, recapitalization or otherwise) purchased pursuant to the PIPES Agreement, ISTA has agreed to use its best efforts to cause (i) both of the Sprout Designees to be nominated and elected to the board of directors of ISTA in any election of directors, and (ii) if any of the Sprout Designees who has been elected to the board of directors of ISTA shall cease for any reason to be a member of the board of directors of ISTA during such person's term as a director, then ISTA has agreed to use its best efforts, subject to applicable laws and regulations, to cause such vacancy to be filled by a replacement designated by the Sprout Group. For so long as the funds managed or advised by the Sprout Group hold at least 5,500,000 shares of Common Stock (as adjusted by stock split, reverse stock split, dividend, reorganization, recapitalization or otherwise) purchased pursuant to the PIPES Agreement, ISTA has agreed to use its best efforts to cause (i) one of the Sprout Designees to be nominated and elected to the board of directors of ISTA in any election of directors, and (ii) if the Sprout Designee who has been elected to the board of directors of ISTA shall cease for any reason to be a member of the board of directors of ISTA during such person's term as a director, then ISTA has agreed to use its best efforts, subject to applicable laws and regulations, to cause such vacancy to be filled by a replacement designated by the Sprout Group. For so long as any Sprout Designee remains a member of the board of directors, ISTA has agreed that the compensation committee, the nominating committee and any committee that exercises substantial control over ISTA or its operations will include a Sprout Designee.

        In anticipation of the closing of the PIPES Agreement, four ISTA board members, George M. Lasezkay, Wayne I. Roe, Benjamin F. McGraw III and John H. Parrish, have tendered resignations to ISTA's board of directors, effective as of the closing of the PIPES agreement.

        Pursuant to the PIPES Agreement, ISTA has agreed to seek stockholder approval to amend its charter, on or before the closing of the PIPES Agreement, to:

        (1)  effect a reverse stock split of ISTA common stock whereby ISTA shall issue one new share of common stock in exchange for not less than 7 shares nor more than 10 shares of its outstanding common stock, or such other number of shares of its outstanding common stock as is mutually agreed upon by ISTA and certain investors under the PIPES Agreement; and

        (2)  allow any action required or allowed to be taken by the stockholders of ISTA at any annual or special meeting thereof to be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding ISTA stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

        Pursuant to the PIPES Agreement, ISTA has agreed to amend its bylaws on or before the closing of the PIPES Agreement to provide the following:

        (1)  The board of directors will have nine (9) members.

        (2)  The board of directors shall have an audit committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three (3) members of the board of directors.

        (3)  The board of directors shall have a nominating committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three (3) members of the board of directors. The duties of the nominating committee will include recommending to the board of directors for approval the hiring and termination of any executive officer of ISTA, including the Chief Executive Officer and Chief Financial Officer, and nominating any new member of the board of directors.

        (4)  The board of directors shall have a compensation committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three (3) members of the board of directors. The duties of the compensation committee will include authorizing the compensation of any executive officer, setting number of shares reserved under ISTA's option pool, and setting employee compensation guidelines.

        (5)  After the closing of the PIPES Agreement, ISTA will not, without the approval of a majority of the total number of directors then in office:

          (a)  authorize, offer, sell, or issue any equity or debt securities of ISTA or any Subsidiary of ISTA.

          (b)  incur indebtedness for borrowed money or guarantee or act as a surety for any debt which individually or in the aggregate is in excess of one million dollars ($1,000,000).

          (c)  grant a security interest in assets of ISTA or any Subsidiary of ISTA which individually or in the aggregate have a value in excess of five hundred thousand dollars ($500,000).

          (d)  sell, lease, sublease, license or otherwise transfer any of the rights, title and interest in any material Company Intellectual Property or any Company Intellectual Property, whether or not material, relating to pharmaceuticals or biologics.

          (e)  purchase, license or otherwise acquire any of the rights, title or interest in any material Intellectual Property of any third party relating to pharmaceuticals or biologics.

          (vi)  approve any annual business plan or budget or any material revisions thereto.

          (vii) hire or terminate any executive officer of ISTA, including the Chief Executive Officer and Chief Financial Officer.

        References to and descriptions of the Note and Warrant Agreement and the PIPES Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Note and Warrant Agreement, the Form of Senior Secured Convertible Promissory Note issued under the Note and Warrant Agreement, the Form of Warrant issued under the Note and Warrant Purchase Agreement, the PIPES Agreement and the Form of Warrant to be issued under the PIPES Agreement included as Exhibits A, B, C, D and E, respectively, to this Schedule 13D, which are incorporated in their entirety in this Item 4.

Item 5. Interest in Securities of the Issuer.

        (a)  On September 13, 2002, there were 16,892,636 shares of Common Stock outstanding.

        As of September 30, 2002, Sprout IX beneficially owned, and Associates IX, as its general partner, and DLJCA IX, as the controlling entity of Associates IX, may be deemed to beneficially own, an aggregate of 2,184,081 shares of Common Stock, which represents approximately 11.45% of the outstanding Common Stock. Such shares include 1,747,265 shares of Common Stock issuable upon the conversion of the Notes and 436,816 shares of Common Stock issuable upon the exercise of the Bridge Warrants.

        As of September 30, 2002, DLJSC held as nominee for the benefit of various funds affiliated with the Reporting Person an aggregate of 109,940 shares of Common Stock, which represents approximately 0.65% of the outstanding Common Stock. Such shares include 87,952 shares of Common Stock issuable upon the conversion of the Notes and 21,988 shares of Common Stock issuable upon the exercise of the Bridge Warrants.

        As of September 30, 2002, Sprout Entrepreneurs beneficially owned an aggregate of 8,608 shares of Common Stock, which represents approximately 0.05% of the outstanding Common Stock. Such shares include 6,886 shares of Common Stock issuable upon the conversion of the Notes and 1,722 shares of Common Stock issuable upon the exercise of the Bridge Warrants.

        As of September 30, 2002, DLJCC may be deemed to beneficially own, as the general partner or managing general partner of Sprout IX and Sprout Entrepreneurs, an aggregate of 2,192,689 shares of Common Stock, which represents approximately 11.49% of the outstanding Common Stock.

        As of September 30, 2002, the Reporting Person, CSFBI and CSFB-USA may be deemed to beneficially own an aggregate of 2,302,629 shares of Common Stock, which represents approximately

12.00% of the outstanding Common Stock, including 2,302,629 shares beneficially owned by Sprout IX, DLJSC and Sprout Entrepreneurs.

        To the best knowledge of the Reporting Person, and except as described herein and in the Schedule 13D, neither the Reporting Person, CSFBI, CSFB-USA, DLJSC or any of the CSFB Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-6 attached to the Schedule 13D, beneficially owns any Common Stock.

        (b)  There is shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, as to all shares of Common Stock referenced in paragraph 5(a).

        (c)  To the best knowledge of the Reporting Person and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, DLJSC the CSFB Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-6 attached to the Schedule 13D, has effected any transactions in the Common Stock during the past 60 days.

        (d)  Except for clients of DLJSC who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock held in Managed Accounts, no other person is known by the Reporting Person to have such right or power with respect to shares of Common Stock beneficially owned by the Reporting Person, CSFBI, CSFB-USA, DLJSC or the CSFB Entities.

        (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference.

        The Reporting Person and certain other investors have entered into voting agreements whereby certain investors have agreed to vote their shares in favor of the Note Warrant Agreement and the PIPES agreement, among other things. The voting agreements terminate upon the earlier of the termination and closing of the PIPES agreement. These agreements may be deemed to result in the formation of a "group" within the SEC Rule 13d-5(b)(1). Notwithstanding, the voting agreements, the Reporting Person expressly disclaims any beneficial ownership of any securities of any party not named as a reporting person in this Schedule 13D.

        To the best of the Reporting Person's knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be filed as Exhibits.

        A.    Note and Warrant Purchase Agreement dated September 19, 2002 by and among ISTA Pharmaceuticals, Inc. and the Investors. (Incorporated by reference to Exhibit 99.1 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002.)

        B.    Form of Senior Secured Convertible Promissory Note issued under the Note and Warrant Purchase Agreement dated September 19, 2002. (Incorporated by reference to Exhibit 99.2 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002.)

        C.    Form of Warrant issued under the Note and Warrant Purchase Agreement dated September 19, 2002. (Incorporated by reference to Exhibit 99.3 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002.)

        D.    Common Stock and Warrant Purchase Agreement dated September 19, 2002 by and among ISTA Pharmaceuticals, Inc. and the Investors. (Incorporated by reference to Exhibit 99.4 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002.)

        E.    Form of Warrant to be issued under the Common Stock and Warrant Purchase Agreement. (Incorporated by reference to Exhibit 99.5 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002.)

SIGNATURES

        After reasonable inquiry and to the best of his knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2002

CREDIT SUISSE FIRST BOSTON, acting solely on behalf of the investment banking business of the Credit Suisse First Boston business unit
By:	/s/ IVY. B. DODES
Name:	Ivy B. Dodes
Title:	Managing Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

        The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer, Chairman	United States
Christopher Carter	Eleven Madison Avenue New York, NY 10010 USA	Chairman of Europe	Great Britain
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Head of Securities Division	United States
Hamilton E. James	Eleven Madison Avenue New York, NY 10010 USA	Chairman Global Investment Banking and Private Equity	United States
Stephen R. Volk	Eleven Madison Avenue New York, NY 10010 USA	Chairman of CSFB	United States
Thomas R. Nides	Eleven Madison Avenue New York, NY 10010 USA	Chief Administrative Officer	United States
Hector W. Sants	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive of Europe	United States
Adebayo Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Investment Banking	Nigeria
Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Head of IT and Operations	United States
Brian Finn	Eleven Madison Avenue New York, NY 10010 USA	Member of CSFB Office of the Chairman	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Global General Counsel	United States

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON, INC.

        The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston, Inc. The business address of Credit Suisse First Boston, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States
Stephen R. Volk	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Adebayo O. Oguniesi	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	Nigeria
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
David C. Fisher, M.D.	Eleven Madison Avenue New York, NY 10010 USA	Chief Accounting Officer and Controller	United States
David C. O'Leary	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Hamilton E. James	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Jeffrey H. Salzman	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States
Nell Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Nell Radey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Robert C. O'Brien	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Chief Credit Officer	United States
Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON (USA), INC.

        The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (USA), Inc. The business address of Credit Suisse First Boston (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States
Stephen R. Volk	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Adebayo O. Oguniesi	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Managing Director and Head Global Investment Banking	Nigeria
Hamilton E. James	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Chair of Global Investment Banking & Private Equity	United States
Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Head of the Securities Division and Board Member	United States
Jeffrey M. Peek	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director, Head of Financial Services Division	United States
Andrew B. Federbusch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Head of Strategic Risk Management	United States

David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States
Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Luther L. Terry, Jr.	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Nell Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS OF
DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION

        The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Donaldson, Lufkin & Jenrette Securities Corporation. The business address of Donaldson, Lufkin & Jenrette Securities Corporation is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States
Jeffrey M. Peek	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer and Board Member	United States
Hamilton E. James	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Richard F. Bruckner	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Andrew F. Federbusch	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States
D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Frank J. DeCongello	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Head of Operations	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States
Michael J. Campbell	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Robert C. O'Brien	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL CORPORATION

        The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Capital Corporation. The business address of DLJ Capital Corporation is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Keith B. Geeslin	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Chairman and Managing Director	United States
Raymond M. Disco	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Treasurer	United States
Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Alexander Rosen	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	President	United States
Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Kathleen LaPorte	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Philippe Chambon	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Stephen M. Diamond	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS OF
DLJ CAPITAL ASSOCIATES IX, INC.

        The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Capital Associates XI, Inc. The business address of DLJ Capital Associates IX, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Keith Geeslin	Eleven Madison Avenue New York, NY 10010 USA	President	United States
Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Vice President and Board Member	United States
Philippe Chambon	Eleven Madison Avenue New York, NY 10010 USA	Vice President	France

EXHIBIT INDEX

        A.    Note and Warrant Purchase Agreement dated September 19, 2002 by and among ISTA Pharmaceuticals, Inc. and the Investors. (Incorporated by reference to Exhibit 99.1 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002.)

        B.    Form of Senior Secured Convertible Promissory Note issued under the Note and Warrant Purchase Agreement dated September 19, 2002. (Incorporated by reference to Exhibit 99.2 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002.)

        C.    Form of Warrant issued under the Note and Warrant Purchase Agreement dated September 19, 2002. (Incorporated by reference to Exhibit 99.3 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002.)

        D.    Common Stock and Warrant Purchase Agreement dated September 19, 2002 by and among ISTA Pharmaceuticals, Inc. and the Investors. (Incorporated by reference to Exhibit 99.4 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002.)

        E.    Form of Warrant to be issued under the Common Stock and Warrant Purchase Agreement. (Incorporated by reference to Exhibit 99.5 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002.)

QuickLinks

  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  Item 7. Material to be filed as Exhibits.
SIGNATURES
SCHEDULE A-1
EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON
SCHEDULE A-2
EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON, INC.
SCHEDULE A-3
EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON (USA), INC.
SCHEDULE A-4
EXECUTIVE OFFICERS AND DIRECTORS OF DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION
SCHEDULE A-5
EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL CORPORATION
SCHEDULE A-6
EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL ASSOCIATES IX, INC.
EXHIBIT INDEX